Exhibit 4.01

DESCRIPTION OF UNITS OF

LIMITED PARTNERSHIP INTEREST

The following description summarizes certain terms of units of limited partnership interest of Ceres Classic L.P. (formerly, Managed Futures Premier Graham L.P.) (the “Partnership”). As of December 31, 2020, the Partnership had two classes of limited partnership interest units registered under Section 12 of the Securities Exchange Act of 1934, as amended: A and Z.

This description does not purport to be complete and is qualified in its entirety by reference to the Ninth Amended and Restated Limited Partnership Agreement of the Partnership, dated as of November 23, 2020 (the “Partnership Agreement”), as amended or restated from time to time, which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part. We encourage you to read the Partnership Agreement and the applicable provisions of Delaware law for additional information.

Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Annual Report on Form 10-K to which this Description of Units of Limited Partnership Interest is attached as an exhibit.

Description of the Units

Units of limited partnership interest (the “Units”) are offered as of the first day of each month (a “Subscription Date”) at the final net asset value per Unit as of the last day of the immediately preceding month (the “Valuation Date”). A Limited Partner will initially receive Class A Units in the Partnership; provided, that certain investors (other than ERISA/IRA investors) who subscribe for Units on a consulting basis, the General Partner and certain employees of Morgan Stanley and/or its subsidiaries (and their family members) may be designated to hold Class Z Units (along with Class A, each, a “Class” and collectively, the “Classes”). Class Z Units are not subject to an ongoing placement agent fee. The Partnership previously offered Units in Class D; however, no Limited Partners hold Class D Units as of the date hereof, and Class D Units are no longer offered. Each of Class A and Z Units of the Partnership have the same investment exposure and rights except for the amount of the ongoing placement agent fee charged to each Class of Units; however, Class Z Units are not subject to an ongoing placement agent fee.

Distributions

No distributions have been made by the Partnership since it commenced trading operations on March 1, 1999. The General Partner has sole discretion to decide what distributions, if any, will be made to limited partners. The General Partner does not intend to declare distributions in the foreseeable future.

Redemptions

Generally, a limited partner may redeem some or all of his or her Units as of the last business day of any month (a “Redemption Date”) by requesting that his or her financial advisor or private wealth advisor provide a request for redemption to the General Partner by no later than 3:00 p.m. New York City time, on the third business day before the end of the month, at the final net asset value per Unit on the Redemption Date.

The General Partner may, in its sole discretion, permit redemptions by limited partners in any amount at any time. There are no redemption charges. The General Partner endeavors to pay all redemptions within 10 business days after the applicable Redemption Date. The General Partner may suspend redemptions in certain circumstances.

Conversions

Other than Limited Partners holding Class Z Units, Limited Partners in the Partnership will receive Class A Units in the Partnership.

Limited Partners holding Class Z Units who are Consulting Clients will not be converted to Class A Units unless their Consulting Agreement is terminated, in which case they will be converted to Class A Units as of the first business day of the month immediately following the month during which the Consulting Agreement terminates. Notwithstanding the foregoing, if any such former Consulting Client is an employee of Morgan Stanley or a subsidiary and remains a Limited Partner, such employee may continue to hold Class Z Units.

Exchanges

Limited partners may redeem their Units in the Partnership on a Redemption Date and use the proceeds to purchase units in any other commodity pool operated by the General Partner and accepting subscriptions on the following subscription date; provided that such limited partners meet the suitability criteria for the other commodity pool and have redeemed their Units according to the Partnership Agreement. In order to effect an exchange, limited partners must send a Subscription and Exchange Agreement and Power of Attorney to their financial advisor or private wealth advisor, and that agreement must be forwarded by the Morgan Stanley Wealth Management branch office and be received by the General Partner by 3:00 p.m., New York City time, on the third business day before the end of the month, although the General Partner may accept Subscription and Exchange Agreements and Power of Attorney forms at other times in its sole discretion.

If the commodity pool in which limited partners are receiving units through an exchange offers different classes of units based upon subscription amount, for purposes of determining which Class of units such limited partners will receive, the aggregate amount exchanged will be valued at the previous month’s Valuation Date.

Restrictions on Transfers or Assignments

While a limited partner may transfer or assign his or her Units, the transferee or assignee may not become a limited partner without the written consent of the General Partner. A limited partner may only withdraw capital or profits from the Partnership by redeeming Units. The General Partner may withdraw any portion of its interest in the Partnership that exceeds the amount required under the Partnership Agreement without prior notice to or consent of the limited partners. In addition, the General Partner may withdraw or assign its entire interest in the Partnership if it gives 120 days’ prior written notice to the limited partners.

Any transfer or assignment of Units by a limited partner will take effect at the end of the month in which the transfer or assignment is made, subject to the following conditions. The General Partner is not required to recognize a transfer or assignment until it has received at least 30 days’ prior written notice from the limited partner. The notice must be signed by the limited partner and include the address and social security or taxpayer identification number of the transferee or assignee and the number of Units transferred or assigned. A transfer or assignment of less than all Units held by a limited partner cannot occur if as a result either party to the transfer or assignment would own fewer than the minimum number of Units required for an investment in the Partnership (subject to certain exceptions relating to gifts, death, divorce, or transfers to family members or affiliates). The General Partner will not permit a transfer or assignment of Units unless it is satisfied that the transfer or assignment would not be in violation of Delaware law or applicable federal, state, or foreign securities laws; and notwithstanding such transfer or assignment, the Partnership will continue to be classified as a partnership rather than as an association taxable as a corporation under the Code. No transfer or assignment of Units will be effective or recognized by the Partnership if the transfer or assignment would result in the termination of the Partnership for U.S. federal income tax purposes, and any attempt to transfer or assign Units in violation of the Partnership Agreement will be ineffective.

Voting Rights

Amendments; Meetings

The Partnership Agreement may be amended by the General Partner and by limited partners owning more than 50% of the Units. No amendment may be made to the Partnership Agreement without the consent of all limited partners affected if that amendment would reduce the capital account of any limited partner, modify the percentage of profits, losses, or distributions to which any limited partner is entitled, or change or alter the provisions of the Limited Partnership Agreement relating to amendments requiring the consent of all limited partners. Limited partners owning at least 10% of the Units may request a meeting to consider any matters upon which limited partners may vote.

At any meeting of the limited partners, the following actions may be taken upon the affirmative vote of limited partners owning more than 50% of the Units: (i) amend the Partnership Agreement; (ii) dissolve the Partnership; (iii) remove and replace the General Partner; (iv) elect a new general partner or general partners if the General Partner terminates or liquidates or elects to withdraw from the Partnership, or becomes insolvent, bankrupt or is dissolved; (v) terminate any contract with the General Partner or any of its affiliates on 60 days’ prior written notice; and (vi) approve the sale of all or substantially all of the assets of the Partnership.

Any of the foregoing actions may also be taken by limited partners without a meeting, without prior notice, and without a vote, by means of written consents signed by limited partners owning the required number of Units.

Removal of General Partner

The General Partner may be replaced as the general partner of the Partnership upon receipt of a notice setting forth an election to replace the General Partner (and a new general partner is elected by a vote of the limited partners owning more than 50% of the Units then outstanding, and such new general partner shall have elected to continue the business of the Partnership), by limited partners holding not less than a majority of the Units, with or without cause, which notice shall be sent by registered mail to the General Partner not less than 90 days prior to the effective date of such replacement.

Dissolution of Trading Vehicle; Removal of Managing Member/General Partner of Trading Vehicle

To the extent that the Partnership, as an investor in any investment vehicle, affiliated with Morgan Stanley, the purpose of which is to facilitate trading Partnership assets with one or more trading advisors (each, a “trading vehicle”), may vote to remove the managing member, general partner or other managing entity of such trading vehicle pursuant to flow-through voting rights set forth in the trading vehicle’s organizational documents, the Partnership will vote its interests in the trading vehicle following a vote by the limited partners (excluding any entity that directly or indirectly controls, is controlled by or is under common control with the General Partner and their respective employees) at a meeting called by the limited partners.

To the extent that a trading vehicle’s organizational documents provide for such flow-through voting rights, a majority of Units may elect to submit such matter to a vote of the beneficial owners of the investors in such trading vehicle.